September 16, 2008

Tanisha Meadows
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549

Re: File 000-52572- Item 4.01 Form 8-K

Dear Ms. Meadows:

I am in receipt of your letter dated September 12, 2008 and have revised the Item 4.01 form 8-K filing to incorporate your proposed changes.  Following are the changes made to the filing:

Item 1. I changed paragraph 2 to specifically state that the Company had dismissed Whitley Penn on September 10, 2008.

Item 2. I left the approval from the audit committee to change audit firms to Porter Keadle in the first paragraph and adjusted paragraph 2 to show that the Audit Committee recommended to dismiss Whitley Penn.  This decision was made on September 7, 2008.

Item 3. I revised this paragraph to show that we did not consult with Porter Keadle for the 2 fiscal periods ended September 30, 2007 and 2006 and the interim period ended September 8, 2008.

Item 4. I revised the period of no disagreements to include the 2 most recent fiscal years and the subsequent interim period through the dismissal date of September 10, 2008.

Please review these changes on the attached proposed revised filing of Item 4.01 Form 8-K.  If you have any additional comments please feel free to contact me at (678) 387-5061 and we can discuss further.

Respectfully,

Dan K. Dunn
Chief Financial Officer
Advanced Growing Systems

September 16, 2008

Tanisha Meadows
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549

Re: File 000-52572- Item 4.01 Form 8-K

Dear Ms. Meadows:

Advanced Growing Systems, Inc. is responsible for the adequacy and accuracy of any and all disclosures in any filings with the Securities and Exchange Commission.  The Chief Executive Officer and the Chief Financial Officer review and agree upon all of the filings to the SEC.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The company may not assert this action as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

Dan K. Dunn
Chief Financial Officer
Advanced Growing Systems